Laura N. Wilkinson
Writer’s Direct Dial
Number: (401) 276-6607

February 9, 2006

Jeffrey Riedler
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

RE: DOR BioPharma, Inc. (the “Company”)
Form S-1 filed January 20, 2006
File Number 333-131166

Dear Mr. Riedler:

On behalf of our client, DOR BioPharma, Inc. (the “Company”), set forth below are the responses of the Company to the Staff’s comment letter addressed to the Company dated February 6, 2006. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter. Amendment No. 1 to the Registration Statement on Form SB-2, marked to show changes from the prior draft, was filed with the Commission via EDGAR today.

1. As noted above, the Company has amended its filing on Form SB-2 and thus is not required to comply with the disclosure requirements of Form S-1.

2. The Gastrotech letter of intent has expired in accordance with its terms, and the Company has not renewed the letter. This fact was disclosed by the Company in a Current Report on Form 8-K filed with the Commission on February 6, 2006.

Please do not hesitate to call with any questions regarding the foregoing, or if you need additional information.

Sincerely,

/s/Laura N. Wilkinson

Laura N. Wilkinson

cc: Michael T. Sember
Evan Myrianthopolous
Leslie J. Croland, Esq.